Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320
(757) 321-5000

May 25, 2018

VIA EDGAR

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Dollar Tree, Inc.
Form 10-K for the Fiscal Year Ended February 3, 2018
Filed March 16, 2018
File No. 0-25464

Dear Mr. Thompson:

Dollar Tree, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated May 18, 2018, containing comments on the Company’s above-referenced annual report on Form 10-K for the fiscal year ended February 3, 2018. This letter on behalf of the Company responds to each of the comments set forth in your letter. For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

1.
Please expand your discussions of sales for each year to quantify in dollars the increase in sales from new stores and the increase in comparable store net sales. Please also expand your discussions of gross profit, selling, general and administrative expenses and operating income, to quantify the impact that each material variable or factor had on your results of operations. For example, you disclose that:

•
the increase in gross profit in 2017 as compared to 2016 was primarily the result of lower merchandise costs as a percentage of sales resulting from improved mark-on and fewer markdowns in 2017, but do not quantify the impact of these factors had on gross profit;

•	the increase in selling, general and administrative expenses as a percentage of sales in 2017 is due to the leverage from the 53rd week and the net of lower depreciation costs and store operating costs and higher advertising and payroll costs, but do not quantify the increase or decrease in such costs; and

•
the increase in gross profit attributable to the additional weeks of operations of Family Dollar was partially offset by the loss of gross profit from the stores divested on November 1, 2015, but do not quantify the impact of the divestitures.

Please refer to Item 303 of Regulation S-K and SEC Release No. 34-48960 for further guidance.

The Company undertakes to expand its discussions as requested by this comment. An example of this expanded discussion as applied to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2018, as currently drafted, appears in Appendix A to this response letter.

Item 8. Financial Statements and Supplementary Data

Notes to Financial Consolidated Statements

Note 6 - Long-Term Debt, page 67

2.
We note you are permitted to pay dividends and make other restricted payments regardless of the dollar amount so long as, after giving effect to thereto, the Company would have a consolidated net leverage ratio no greater than 3.50 to 1.00. As a result, it appears this covenant has the effect of restricting a portion of your retained earnings. Please refer to Rule 4-08(e)(1) of Regulation S-X and tell us your consideration of disclosing the amount of retained earnings or net income restricted or free of restriction.

The Company respectfully advises the Staff that it previously received a similar comment from the Staff in a letter dated June 13, 2016. In response to that comment, in a letter dated June 15, 2016, the Company advised the Staff that in future filings to augment the reader’s understanding of covenants in the credit agreement governing its “New Senior Secured Credit Facilities” it would add the following text to its disclosure “The restriction in the credit agreement governing our New Senior Secured Credit Facilities on the Company’s ability to pay dividends is subject to certain significant exceptions, including an exception that permits the Company to pay dividends and make other restricted payments regardless of dollar amount so long as, after giving pro forma effect thereto, the Company would have a consolidated total net leverage ratio, as defined under the credit agreement, no greater than 3.50 to 1.00. As of the most recently ended fiscal quarter, the Company’s consolidated total net leverage ratio, as defined in the credit agreement, was below 3.50 to 1.00. So long as the Company’s consolidated total net leverage ratio remains below 3.50 to 1.00, the credit agreement does not restrict the ability of the Company to pay dividends.” The Company also advised the Staff that it would include similar language regarding the covenants in its “Acquisition Notes”. In the Company’s Form 10-K for the Fiscal Year Ended February 3, 2018, the Company included this additional disclosure regarding its New Senior Secured Credit Facilities and its Acquisition Notes, consistent with its prior statements to the Staff.

The Company further advises the Staff that following the filing of its Form 10-K, the Company entered into a new senior credit facility and issued senior notes, and used the proceeds to repay all of the outstanding loans under its Senior Secured Credit Facilities and to redeem in full the Acquisition Notes. The Company’s currently outstanding senior credit facilities and senior notes do not include a net leverage ratio, or any restrictions on the payment of dividends by the Company (or any restrictions on retained earnings or net income), or restrictions that otherwise would require disclosure under Rule 4-08(e)(1) of Regulation S-X.

Note 10 - Segment Reporting, page 77

3.
Please disclose revenues from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40 unless it is impracticable to do so. If the information is impracticable to disclose, please disclose that fact.

The Company respectfully submits that pursuant to the requirements of ASC 280-10-50-40, the Company will disclose by reportable segment revenues from external customers for each group of similar products and services in future filings.

The information shown below represents the revenues for each group of similar products and services for each segment as these are groups that are reviewed by the Company’s chief operating decision maker on a regular basis to assess the Company’s performance. This level of disclosure is also consistent with how the Company describes its operations in Item 1. “Business” in its Form 10-K for the Fiscal Year Ended February 3, 2018.

The Company will disclose the following information for the appropriate periods in its Form 10-K for the fiscal year ended February 2, 2019. The table below illustrates what the disclosure would have been for the years ended February 3, 2018, January 28, 2017 and January 30, 2016:

Dollar Tree segment net sales by merchandise type:

	Year Ended
(in millions)	February 3, 2018		January 28, 2017		January 30, 2016
Consumable	$ 5,470.6	49.0%	$ 4,957.8	48.9%	$ 4,584.2	49.1%
Variety	5,169.1	46.3%	4,714.5	46.5%	4,332.1	46.4%
Seasonal	524.7	4.7%	466.4	4.6%	420.1	4.5%
Total net sales	$ 11,164.4	100.0%	$ 10,138.7	100.0%	$ 9,336.4	100.0%

Family Dollar segment net sales by merchandise type (for the year ended January 30, 2016, the amounts below represent the period from the July 6, 2015 acquisition of Family Dollar through January 30, 2016):

	Year Ended
(in millions)	February 3, 2018		January 28, 2017		January 30, 2016
Consumable	$ 8,344.1	75.3%	$ 7,893.1	74.6%	$ 4,214.8	68.4%
Home products	930.8	8.4%	920.5	8.7%	603.9	9.8%
Apparel and accessories	731.4	6.6%	740.6	7.0%	419.0	6.8%
Seasonal and electronics	1,074.9	9.7%	1,026.3	9.7%	924.3	15.0%
Total net sales	$ 11,081.1	100.0%	$ 10,580.5	100.0%	$ 6,162.0	100.0%

4.	Please disclose expenditures for additions to long-lived assets as required by ASC 280-10-50-25b.

The Company respectfully submits that pursuant to the requirements of ASC 280-10-50-25b, the Company will disclose total expenditures for additions to long-lived assets by reportable segment in future filings on Form 10-Q, as shown below for the 13 weeks ended May 5, 2018 and April 29, 2017:

	13 Weeks Ended
(in millions)	May 5, 2018	April 29, 2017
Capital expenditures:
Dollar Tree	$	$65.7
Family Dollar		44.6
Total capital expenditures	$	$110.3

*    *    *    *    *

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (757) 321-5266 or our counsel, John S. Mitchell, Jr., at Williams Mullen, at (202) 293-8117.

Thank you for your assistance in this matter.

Yours truly,

/s/ Kathleen E. Mallas
Kathleen E. Mallas
Senior Vice President - Principal Accounting Officer

Appendix A

Consolidated Net Sales. Net sales increased $266.6 million, or 5.0%, compared with last year’s first quarter, resulting from sales of $192.9 million in new Dollar Tree and Family Dollar stores and increased comparable store net sales in the Dollar Tree segment, partially offset by decreased comparable store net sales in the Family Dollar segment. Comparable store net sales increased 1.4% on a constant currency basis as a result of increases in average ticket and customer count. On a constant currency basis, comparable store net sales increased 4.0% in the Dollar Tree segment and decreased 1.1% in the Family Dollar segment for the 13 weeks ended May 5, 2018. Comparable store net sales are positively affected by our expanded and relocated stores, which we include in the calculation, and are negatively affected when we open new stores, rebanner stores or expand stores near existing stores.

Gross Profit. Gross profit increased by $72.5 million or 4.5%, to $1,699.6 million in the first quarter of 2018 compared to $1,627.1 million in the first quarter of 2017. Gross profit margin decreased to 30.6% in the current quarter from 30.8% in the same quarter last year. Our gross profit margin decrease was the result of net of the following:

•	Shrink costs increased approximately 30 basis points due to unfavorable inventory results in the current quarter.

•	Distribution costs increased approximately 15 basis points resulting primarily from higher distribution center payroll costs.

•	Occupancy costs increased approximately 15 basis points due to the low comparable store net sales increase.

•	Markdown costs decreased approximately 25 basis points resulting primarily from lower promotional markdowns in our Family Dollar banner.

•	Merchandise cost, including freight decreased approximately 15 basis points resulting from improved mark-on, partially offset by increased freight costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $1,262.0 million in the first quarter of 2018 from $1,238.3 million in the same quarter last year, an increase of $23.7 million or 1.9%. As a percentage of sales, selling, general and administrative expenses decreased to 22.7% in the first quarter of 2018 from 23.4% in the same quarter last year. The prior year first quarter included a $50.9 million receivable impairment. Excluding the receivable impairment, selling, general and administrative expenses as a percentage of sales was 22.5% in the first quarter of 2017. The increase in selling, general and administrative expenses was a result of the net of the following:

•	Store hourly payroll costs increased approximately 50 basis points as result of the planned reinvestment of income tax savings.

•
Depreciation and amortization costs decreased approximately 20 basis points as a result of leverage from the comparable store net sales increase for the Dollar Tree segment and assets becoming fully depreciated on the Family Dollar segment.

Dollar Tree Segment

Net sales for Dollar Tree increased 8.3% for the 13 weeks ended May 5, 2018 compared to the same period last year due to $109.0 million of sales from new stores and a comparable store net sales increase of 4.0% on a constant currency basis resulting from increases in customer count and average ticket.

Gross profit margin for Dollar Tree decreased to 34.5% for the 13 weeks ended May 5, 2018 compared to 34.9% for the same period last year. The decrease is due to the following:

•	Shrink costs increased approximately 30 basis points resulting from unfavorable inventory results in the current quarter.

•	Merchandise cost, including freight, increased approximately 20 basis points due primarily to higher freight costs, partially offset by increased sales of higher margin variety items.

•	Distribution costs increased approximately 15 basis points primarily resulting from higher distribution center payroll costs.

•	Occupancy costs decreased approximately 20 basis points resulting from the leverage from the comparable store net sales increase in the quarter.

Operating income margin for Dollar Tree decreased to 11.9% for the 13 weeks ended May 5, 2018 as compared to 12.3% for the same period last year. The decrease in operating income margin in the 13 weeks ended May 5, 2018 was the result of lower gross profit margin, as higher store hourly payroll costs (30 bps) were offset by leverage in many expenses, especially depreciation (10 bps), resulting from the increase in comparable store net sales.

Family Dollar Segment

Net sales for Family Dollar increased $53.8 million or 2.0% for the 13 weeks ended May 5, 2018 compared to the same period last year due to $83.9 million of sales from new stores, partially offset by a comparable store net sales decrease of 1.1%. The decrease in comparable store net sales was primarily the result of decreased traffic, partially offset by an increase in average ticket.

Gross profit for Family Dollar increased $8.3 million or 1.1% for the 13 weeks ended May 5, 2018 compared to the same period last year. The gross profit margin for Family Dollar decreased to 26.7% for the 13 weeks ended May 5, 2018 compared to 26.9% for the same period in the prior year. The decrease is due to the following:

•	Occupancy costs increased approximately 45 basis points resulting from the deleveraging effect of the decrease in comparable store net sales.

•	Shrink costs increased approximately 30 basis points resulting from unfavorable inventory results.

•	Distribution costs increased approximately 10 basis points resulting primarily from higher distribution center payroll costs.

•	Markdown expense decreased approximately 40 basis points resulting from fewer promotional markdowns.

•	Merchandise cost including freight, decreased approximately 30 basis points resulting from higher initial mark-on, partially offset by an increase in freight costs.

Operating income margin for Family Dollar increased to 3.9% for the 13 weeks ended May 5, 2018 as compared to 2.7% for the same period last year. Selling, general and administrative expenses were 22.8% as a percentage of sales in the 13 weeks ended May 5, 2018 compared to 24.2% for the same period last year; however, the prior year first quarter included a $50.9 million receivable impairment. Excluding the receivable impairment, selling, general and administrative expenses were 22.3% as a percentage of sales for the 13 weeks ended April 29, 2017. The current quarter increase in selling, general and administrative expenses as a percentage of sales is due to an approximate 65 basis point increase in store hourly payroll expenses as a result of the planned reinvestment of income tax savings, as well as the deleveraging effect of the decrease in comparable store net sales. The increase in store hourly payroll was slightly offset by a 20 bps decrease in depreciation and amortization as a result of certain of the revalued assets becoming fully depreciated and/or amortized.